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                                                                EXHIBIT (a)(11)
                                                                ---------------

                             FOR IMMEDIATE RELEASE

Contacts:
Patti J. McAtee                                       Joele Frank
Director, Corporate Communications                    Abernathy MacGregor Group
(402) 341-4500                                        (212) 371-5999

             CALENERGY MOVES FORWARD ON NYSEG ACQUISITION PLAN AND

               URGES SHAREHOLDERS TO SEND MESSAGE TO NYSEG BOARD

                NYSEG BOARD ACTION ATTEMPTS TO DENY SHAREHOLDERS
                               A 32% CASH PREMIUM

         New York, New York, July 30, 1997, CalEnergy Company, Inc. ("CalEnergy") (NYSE, PSE and LSE symbol: CE) today gave the following statement in response to New York State Electric & Gas Corporation's ("NYSEG") (NYSE symbol: NGE) rejection of its cash tender offer for 6,540,670 common shares of NYSEG at a price of $24.50 per share and decision not to pursue cash merger negotiations at $27.50 per share.

         David L. Sokol, Chairman and Chief Executive Officer of CalEnergy, said, "We are disappointed that the NYSEG Board has rejected our offer. However, we intend to pursue this transaction in spite of the Board's decision, complete our 9.9% tender offer and move forward aggressively on our NYSEG acquisition plan. It is unfortunate that the NYSEG Board is attempting to deny shareholders, customers and employees of NYSEG, as well as the communities it serves, the significant benefits this combination would bring.

         "Our first step tender offer provides NYSEG shareholders the certainty of $24.50 in cash now and this provides NYSEG shareholders the ability to send a message to the NYSEG board that a consensual merger should be negotiated.

         "The NYSEG Board apparently believes that shareholders of NYSEG should not be permitted to decide for themselves whether to accept a substantial cash premium for their NYSEG shares. Our cash merger proposal of $27.50 for each outstanding share of NYSEG common stock would give NYSEG shareholders a 32% premium above the closing price of $20 7/8 per share on June 30, 1997 -- the day immediately preceding the commencement of CalEnergy's open market purchases of NYSEG common stock," Mr. Sokol continued.

         "Frankly, it defies logic that NYSEG would summarily dismiss our cash premium offer when, during one of the biggest bull-markets this country has ever seen, its shareholders have suffered through a 32% decline in the price of their NYSEG stock from July 31, 1992 to June 30, 1997 and a dividend cut in 1994.

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One can only conclude that the board and management of NYSEG are attempting to preserve their own self interest given that they have not even taken the trouble to discuss the terms of our cash merger proposal with us and apparently don't believe that soliciting the views of their own shareholders is important. We believe NYSEG shareholders deserve better."

         "Today's announcement is a perfect example of what a competitive company like CalEnergy can do to institute change," said Mr. Sokol. "For two years, NYSEG has protected its monopoly and battled the Public Service Commission (PSC) tooth and nail to implement rate increases, yet in less than two weeks from the time we made our offer and began discussions of rate reductions with the PSC and NYSEG customers, NYSEG suddenly changed course and reached an agreement in principle with the PSC. This timing is obviously no coincidence. It vividly demonstrates the difference between a monopoly's reactive approach and CalEnergy's pro-active approach to competition. We have never had the luxury of being a monopoly, and therefore we don't think like one. Rather than retreating to defend a shrinking monopoly franchise, we would expect to bring a helpful competitive focus to NYSEG's transition to the deregulated environment and in meeting the competitive challenges it faces. We believe NYSEG's shareholders, customers, employees and communities would do better with CalEnergy.

         "It is disingenuous to question CalEnergy's ability to run a regulated utility because CalEnergy presently operates Northern Electric plc in the U.K., a distribution utility with a larger customer base than NYSEG. Further, under a CalEnergy - NYSEG combination, NYSEG will still be operated by the same NYSEG employees and NYSEG customers will still receive the same safe, reliable energy services to which they are accustomed. We would retain NYSEG's existing corporate headquarters in Binghamton and would use NYSEG as a base to build and expand a substantial regional energy business as competition unfolds. We have no duplicate functions that would need to be rationalized as a result of our merger," Mr. Sokol said.

         "We also note that NYSEG is attempting to blame part of its problems on its contract with the Saranac Partnership in which CalEnergy did not acquire its minority economic interest until the acquisition of Falcon Seaboard in 1996," Mr. Sokol stated. "Customers should not be misled. The Saranac contract price is based on PSC approved estimates of NYSEG's own future costs to produce the same power. Further, I have spoken with NYSEG customers, and the prices NYSEG currently charges are substantially in excess of what it pays for power from Saranac. The time of the NYSEG board and management would be better spent working together with CalEnergy to find creative solutions for the future, rather than making excuses for the past.

         "Another example of a monopoly approach to wasting time and funds is the lawsuit NYSEG filed today, which further attempts to

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delay our offer. It is therefore no surprise in light of these entrenchment tactics that a number of lawsuits have already been filed by NYSEG shareholders against NYSEG's Board, alleging that the Board is breaching its fiduciary duties to all shareholders," Mr. Sokol concluded.

         On July 18, 1997, CalEnergy's wholly owned subsidiary CE Electric
(NY), Inc. formally commenced a cash tender offer for 6,540,670 common shares of NYSEG at a price of $24.50 per share (which, together with shares already owned by CalEnergy, represents the maximum number of shares the company can own prior to obtaining regulatory approval for the merger). The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 14, 1997, unless extended.

         CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates 19 generating facilities and also supplies and distributes electricity to 1.5 million customers.